Exhibit 12

UMH Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2017	2016	2015	2014	2013

Earnings:
Pretax income	$12,913,034	$11,839,559	$2,459,205	$4,552,803	$6,135,823
Fixed charges	16,377,831	15,792,270	14,352,390	10,997,076	8,559,583
Interest capitalized	(500,859)	(359,906)	(277,944)	(280,354)	(247,386)

Earnings	$28,790,006	$27,271,923	$16,533,651	$15,269,525	$14,448,020

Fixed Charges:
Interest expense	$15,216,068	$14,698,878	$13,245,429	$10,194,472	$7,849,835
Interest capitalized	500,859	359,906	277,944	280,354	247,386
Amortization of debt costs	660,904	733,486	829,017	522,250	462,362

Fixed Charges	$16,377,831	$15,792,270	$14,352,390	$10,997,076	$8,559,583

Ratio of Earnings to Fixed Charges	1.76	1.73	1.15	1.39	1.69

Preferred Stock Dividends	$16,844,812	$14,103,432	$8,267,198	$7,556,588	$7,556,588
Combined Fixed Charges and
Preferred Stock Dividends	$33,222,643	$29,895,702	$22,619,588	$18,553,664	$16,116,171

Ratio of Earnings to Combined
Fixed Charges and Preferred
Stock Dividends	0.87	0.91	0.73	0.82	0.90

Coverage deficiency	$4,432,637	$2,623,779	$6,085,937	$3,284,139	$1,668,151